David L. Ficksman ● (310) 789-1290 ● dficksman@troygould.com	File No. 03671-0001
November 28, 2017

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Scott Anderegg, Esq.

Re:	SpendSmart Networks, Inc. Preliminary Information Statement on Schedule 14A Filed November 8, 2017 File No. 000-27145
Ladies and Gentlemen:

By letter dated November 17, 2017, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided SpendSmart Networks, Inc. (the “Company”) with comments on the Company’s Revised Preliminary Proxy Statement on Schedule 14A described above.

This letter contains the Company’s responses to the Staff’s comments. The numbered responses and the headings set forth below correspond to the numbered comments and heading in the Staff’s letter dated November 17, 2017.

The Company has revised the Revised Preliminary Proxy Statement in response to the Staff’s comments and concurrently is filing Amendment No. 2 to the Preliminary Proxy Statement (the “Amended Proxy Statement”). In addition to changes made in response to the Staff’s comments, the Preliminary Proxy Statement contains some updated information that appeared in the Proxy Statement.

1.           We note your response to prior comment 1. Your delinquency status raises significant concerns as to whether security holders have access to the financial information necessary to make an informed voting decision regarding the sale of your operating assets. Please provide an analysis supporting your determinations that security holders have adequate financial information to make an informed decision.

Securities and Exchange Commission November 28, 2017 Page 2

COMPANY’S RESPONSE

As previously indicated to the Staff, the Company does not have sufficient cash resources to pay its independent public accountant the outstanding amounts due for the accountant to review the Company’s 10-Q filings. The Company has disclosed in the Proxy Statement the delinquency and the issues pertaining therefrom, the possible effect on any reverse merger and its belief that the pro forma financial information and the narrative are sufficient to provide its stockholders with sufficient information.

2.           We note your response to comment 3 and we reissue this comment. The pro forma financial statements that you have presented do not appear to provide a clear picture of the assets that you intend to sell and do not clearly reflect the way in which you plan to use the proceeds from the asset sale. In this regard, we note the following:

●
It appears that the proceeds from the asset sale are reflected as cash in column A. This column should reflect only assets on SpendSmart’s consolidated balance sheet as of June 30, 2017, and should not give effect to the asset sale. Please revise. In addition, column A total assets should equal total liabilities and shareholder’s deficit.

●
It is unclear why the assets in column B are reflected as additional assets in the Pro Forma combined column since you intend to sell such assets in the asset sale. Please revise to ensure that the Pro Forma combined column reflect only the assets that will be held by you following the asset sale.

●
Please explain to us in further detail, and disclose in a footnote, how you plan to use the proceeds from the asset sale. In this regard, we note that pro forma adjustment D reduces equity. Please tell us if you expect to pay a dividend to shareholders with the proceeds from the asset sale.

●
We note your disclosure on page 5 that the estimated amount of cash and cash equivalents that you will retain is subject to changed based upon your operations and negotiations with your creditors. Please update the pro forma information as of a recent practicable date, such as the end of your September 30, 2017 quarter.

Securities and Exchange Commission November 28, 2017 Page 3

COMPANY’S RESPONSE

We have revised the Pro Forma disclosures and narrative to address the Staff’s comments. As to the inquiry in the third bullet point, there is no plan to pay a dividend to the Company’s stockholders.

3.           We note your response to comment five. Please provide an estimate of the amount you currently expect is necessary to extinguish amounts due to non-officers and directors. Please also provide an estimate based upon such amount of the amount of proceeds you expect will be used to extinguish amounts due to your officers and directors. In this regard, include any amounts you expect to pay to your officers or directors pursuant to a dividend. In this regard, we note adjustment D to your pro forma information. Please refer to Item 5 of Schedule 14A.

COMPANY’S RESPONSE

As previously disclosed, it is expected that the amounts to be paid to the Company’s directors will be a percentage of the amount outstanding under the applicable notes which will be the same for each director. The percentage cannot be determined at this time because the amounts thereof will depend in part on the amounts required to extinguish the notes to non directors, which is also subject to negotiation. The cash to be applied against outstanding amounts due depend in part on the amount a holder will be willing to convert into stock. However, as disclosed in footnote C to the Pro Forma Financial Statements, it is expected that the aggregate amount allocable to directors will be approximately 30-40% of proceeds and the aggregate amount allocable to other noteholders will also be approximately 30-40% of proceeds. The Company does not plan to pay any dividends to its directors. The only amounts to be paid will be for note repayment.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing. The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Securities and Exchange Commission November 28, 2017 Page 4

If you have any questions regarding this response, please direct them to the undersigned at (310) 789-1290 or at dficksman@troygould.com.

Very truly yours,

 /s/ David L. Ficksman
David L. Ficksman
DLF

cc:
Luke Wallace
Tim Boris
Brett Schnell